CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2017

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public document.

TABLE OF CONTENTS



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
of CliftonLarsonAllen Wealth Advisors

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CliftonLarsonAllen Wealth Advisors (the Company) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedules I, II, and III (Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

Boulay PLLP

We have served as the Company's auditor since 2014.

Minneapolis, Minnesota
February 27, 2018

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

CURRENT ASSETS

Cash and Cash Equivalents	$	11,705,866
Accounts Receivable and Work in Process, Net		699,529
Other Current Assets and Prepaid Expenses		122,998
Total Current Assets		12,528,393

PROPERTY AND EQUIPMENT (AT COST)

Equipment and Software		112,561
Accumulated Depreciation and Amortization		(106,879)
Net Property and Equipment		5,682
Total Assets	$	12,534,075

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$	71,359
Accrued Payroll and Related Benefits		294,896
Payable to Member		563,174
Deferred Revenue		35,622
Total Current Liabilities		965,051

MEMBER'S EQUITY

Capital		25,000
Retained Earnings		11,544,024
Total Member's Equity		11,569,024
Total Liabilities and Member's Equity	$	12,534,075

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CliftonLarsonAllen Wealth Advisors, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 and registered with the Securities and Exchange Commission (SEC). Effective October 27, 1995, the Company registered with the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer.

The Company is a wholly owned subsidiary of CliftonLarsonAllen LLP (Member). The Company is engaged in investment advisory, financial and estate planning, and other financial services throughout the United States.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable and Work in Process, Net

Accounts receivable from customers and unbilled work in process relate to services provided. The Company does not customarily require collateral for providing such services. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the collections risk inherent within such accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The composition of Accounts Receivable and Work in Process, Net as of December 31, 2017 as follows:

	December 31, 2017
Accounts Receivable	$ 717,223
Less: Allowance for Bad Debts	(60,000)
Work in Process	65,611
Less: Unbilled Reserve	(23,305)
	$ 699,529

Depreciation

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

See the accompanying report of independent registered public accounting firm.

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NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax expense has been recorded in the accompanying financial statements. Income from the Company is passed through to the Member and is taxed to the partners of the Member in their respective returns. The Company's tax years 2016, 2015, and 2014 and the twelve months ended December 31, 2017 are open for examination by federal and state taxing authorities.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments, Contingencies, Guarantees

Except as discussed elsewhere within these Notes to Financial Statements, there are no other material commitments, contingencies or guarantees that require additional disclosure.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2018, the date of the financial statements were available to be issued.

NOTE 2   RETIREMENT PLAN

The Company participates in the CliftonLarsonAllen LLP 401(k) Retirement Plan which allows eligible employees to make contributions from their compensation. The plan covers employees who meet certain eligibility requirements and allows employees to defer a portion of their eligible compensation, up to the maximum dollar limit set by law. To be an eligible participant, the employee must meet minimum age and service requirements outlined in the Plan. The plan requires the Company to contribute 50% for each dollar contributed by the participant. The Company's matching contribution is limited to the first 4% of employee contributions each plan year. The Company may also make a discretionary contribution to the plan. A discretionary contribution of 2% was accrued for the year ended December 31, 2017 based on an estimation of management. At the date the financial statements were issued, final approval by the board of directors was pending and is expected to be approved at 2%.

NOTE 4   COMMITMENTS

The Company has entered into various contracts to purchase software services commencing June 27, 2017 and ending on June 30, 2020. The Company's minimum annual payment obligation under these contracts is $450,000.

The future minimum annual fees required under these contracts with non-cancellable terms are as follows:

	Years Ended December 31,
2018	450,000
2019	450,000
2020	225,000
	$ 1,125,000

NOTE 5   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $10,740,815, as defined by Rule 15c3-1, which was $10,676,478 in excess of its required net capital of $64,337. The Company had aggregated indebtedness at December 31, 2017 in the amount of $965,051.

Per Rule 15c3-1, the following schedule illustrates the differences between the Company's net asset calculations per part IIA of the FINRA Focus statement and the accompanying audit report.

Net Capital Per Part IIA Focus (as originally filed)	$ 10,621,243
Adjustments to Ownership Equity:	
Increase (Decrease) in Revenue	(7,128)
(Increase) Decrease in Expenses	123,320
(Increase) Decrease in Non-allowable Assets	3,380
Ending Net Capital Per Audit Report	$ 10,740,815

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
DECEMBER 31, 2017

1.	Total ownership equity from Statement of Financial Condition		$ 11,569,024
2.	Deduct: ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		11,569,024
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
	b. Other (deductions) or allowable credits	-	-
5.	Total capital and allowable subordinated liabilities		11,569,024
6.	Deduction and/or charges:		
	a. Total non-allowable assets included in Statement of Financial Condition:	$ 828,209	
	b. Securited demand not deficiency	-	
	c. Commodity futures contracts and sot commodities - proprietary capital charges	-	
	d. Other deductions and/or charges	-	828,209
			828,209
7.	Other additions and/or allowable credits Deferred taxes on nonallowable assets and haircut securities	-	-
8.	Net capital before haircuts on securities positions		10,740,815
9.	Haircuts on securities:		
	Trading and investment securities:	$ -	
	Undue concentration (illiquid investment securities)	-	
	Other: Fidelity Bond	-	-
10.	Net capital		$ 10,740,815

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
DECEMBER 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11.	Minimum net capital requirement (6-2/3% of line 19)	$	64,337
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13.	Net capital requirement (greater of line 11 or 12)		64,337
14.	Excess net capital (line 10 less 13)		10,676,478
15.	Excess net capital at 1000% (line 10 less 10% of line 19 or 120% of line 12)	$	10,644,310

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities included in Statement of Financial Condition	$	965,051
17.	Add:		
	a Drafts for immediate credit		-
	b. Market value of securities borrowed for which no equivalent value is paid or credited		-
	c. Other unrecorded amounts		-
19.	Total aggregate indebtedness	$	965,051
21.	Percentage of aggregate indebtedness to capital (line 19 divided by line 10)		8.98%

See the accompanying report of independent registered public accounting firm.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER EXHIBIT A OF RULE 15C3-3 (EXEMPTION)
DECEMBER 31, 2017

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company claims an exemption under paragraph (k)(2)(i) of the rule. Under this exemption, the "Computation for Determination of Reserve Requirements" is not required.

SCHEDULE III: INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2017

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company claims an exemption under paragraph (k)(2)(i) of the rule. Under this exemption, the "Information Relating to the Possession or control Requirements" is not required.

See the accompanying report of independent registered public accounting firm.

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